06050037

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED AUG 29 2006 WASHINGTON, DC SECTION

| SEC FILE NUMBER |
|---|
| 8- 40675 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapdelaine Corporate Securities & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street
(No. and Street)

| New York | New York | 10038 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O'Leary 212-209-9130
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 1333 Broadway | New York | New York | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Michael E. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapdelaine Corporate Securities & Co., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TERESA O'LEARY
Notary Public, State of New York
No. 02-OL6013969
Qualified in Nassau County
Term Expires September 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CHAPDELAINE CORPORATE SECURITIES & CO.

## FINANCIAL STATEMENT

## AS OF JUNE 30, 2006

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Partners
Chapdelaine Corporate Securities & Co.

We have audited the accompanying statement of financial condition of Chapdelaine Corporate Securities & Co. as of June 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chapdelaine Corporate Securities & Co. as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Company LLP
Certified Public Accountants

August 15, 2006
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

# CHAPDELAINE CORPORATE SECURITIES & CO.

## STATEMENT OF FINANCIAL CONDITION

## AS OF JUNE 30, 2006

### ASSETS

| | |
|---|---|
| Cash | $16,351,372 |
| Receivable from brokers and dealers | 12,953,332 |
| Prepaid expenses | 400,993 |
| Other current assets | 1,346,560 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,857,374 | 710,761 |
| Clearing deposits | 1,976,788 |
| Investment in non-marketable securities | 3,300 |
| Total Assets | $33,743,106 |

### LIABILITIES AND PARTNERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Payable to brokers and dealers | $ 4,207,808 |
| Accounts payable, accrued expenses and other liabilities | 16,257,685 |
| Total Liabilities | 20,465,493 |
| COMMITMENTS AND CONTINGENT LIABILITIES | |
| Partners' equity | 13,277,613 |
| Total Liabilities and Partners' Equity | $33,743,106 |

The accompanying notes are an integral part of this financial statement

CHAPDELAINE CORPORATE SECURITIES & CO.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2006

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Chapdelaine Corporate Securities & Co. ("the Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company acts as principal in transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. The Company's purchases and sales of securities are cleared through a clearing broker/dealer or are self-cleared.

The Company records commission revenue net of related expenses on a trade date basis.

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment is computed on either an accelerated or straight-line method over the estimated useful life of such assets. Leasehold improvements are amortized over the lesser of their economic lives or the remaining term of the lease.

As a partnership, the Company is not subject to Federal or State income taxes, but is subject to New York City Unincorporated Business Tax.

## NOTE 2 - NET CAPITAL REQUIREMENT

As a registered broker dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined of 6-2/3% of aggregate indebtedness, as defined, or $100,000 whichever is greater. At June 30, 2006 the Company had net capital of $2,907,727, which exceeded the requirements by $1,772,514.

## NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under leases for its office space expiring at various times through December 31, 2010, which provide for minimum lease payments as follows:

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

| YEAR ENDED JUNE 30, | GROSS AMOUNT |
|---|---|
| 2006 | $1,106,540 |
| 2007 | 1,042,764 |
| 2008 | 1,010,610 |
| 2009 | 1,010,610 |
| 2010 | 1,010,610 |
| 2011 | 505,305 |
| Total | $5,686,439 |

Rent expense for the year ended June 30, 2006 totaled $696,804.

The Company leases fixed assets under operating leases expiring at various times through March 2006. Minimum future payments under non-cancelable operating leases are:

| YEAR ENDED JUNE 30, | AMOUNT |
|---|---|
| 2006 | $17,832 |
| 2007 | 3,102 |
| 2008 | 1,692 |
| 2009 | 1,692 |
| Total | $24,318 |

The Company has an outstanding letter of credit with Wachovia Bank in the amount of $750,000 issued in lieu of a clearing deposit. The letter of credit expires September 1, 2006 and may be extended from time to time.

Counsel has advised that there is no litigation of a material nature pending against the Company.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Except as noted above, the Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

NOTE 4 - FAIR VALUE

The carrying amounts reflected in the statement of financial condition for cash and bank loan payable approximate their respective fair values due to the short maturities of the instruments. The fair value for marketable securities is based primarily on quoted market prices for those or similar instruments.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.